Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year ended December 31,					Six Months Ended June 30,
	2011	2012	2013	2014	2015	2016
	(in thousands, except ratios)
Earnings:
Income (loss) before income taxes	$1,785	$21,147	$19,432	$21,609	$34,477	$20,568
Add: Fixed charges	$83	$189	$135	$69	$93	$57
Total earnings (loss) for computation of ratio	$1,868	$21,336	$19,567	$21,678	$34,570	$20,625

Fixed charges:
Interest expense	$83	$189	$135	$69	$93	$57
Total fixed charges	$83	$189	$135	$69	$93	$57

Ratio of earnings to fixed charges	22.5	112.9	144.9	314.2	371.7	361.8